C A N A D A  S O U T H E R N  P E T R OL E U M  LTD.

                                                            _____________, 2000

Dear Fellow Shareholders:

         Canada Southern Petroleum Ltd. (the "Company") is offering for sale, to its shareholders, a total of ______ shares of its Limited Voting Stock. For every one share of Limited Voting Stock held of record by a shareholder at the close of business on ________, 2000 that shareholder will receive one transferable right to purchase additional Limited Voting Shares. ___ rights are required to purchase one share of the Company's Limited Voting Shares (the "Guaranteed Allotment") at the subscription price of $____ (U.S.) or $____ (Can.). In addition, each shareholder who purchases his entire Guaranteed Allotment will be permitted (at the same time) to subscribe for the purchase of additional shares which are unsubscribed for by other shareholders (the "Contingent Allotment"). The Contingent Allotment may not exceed two times the amount of the Guaranteed Allotment. No fractional shares will be issued.

         Enclosed with this letter are:

1.) The PROSPECTUS, by which your Company is offering to its shareholders the right to subscribe to its Limited Voting Shares.

2.) A RIGHTS CERTIFICATE which should be completed and returned to the Company's Agent in the enclosed REPLY ENVELOPE, if you wish to purchase shares of the Company's Limited Voting Shares.

3.)      INSTRUCTIONS for completing the RIGHTS CERTIFICATE.

         THE ENCLOSED RIGHTS CERTIFICATE IS VALUABLE. PLEASE NOTE THAT YOUR RIGHTS WILL EXPIRE AT 4:30 P.M., EASTERN STANDARD TIME ON _____________, 2000.

         Subscription information and additional copies of the offering materials are available from Morrow and Co., Inc. CALL TOLL-FREE
(800) 662-5200.

                                            ON BEHALF OF THE BOARD OF DIRECTORS

                                            By:________________________________
                                                   Ben A. Anderson, President